November 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE WASHINGTON, DC 20549 ATTENTION: KEITH O’CONNELL, ESQ.

Re:

Stone Harbor Investment Funds: Stone Harbor Emerging Markets Corporate Debt Fund (Registration Nos. 333-141345 and 811-22037)

Dear Mr. O’Connell:

On behalf of Stone Harbor Investment Funds (the “Registrant”), we are writing this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on October 28, 2010, relating to Post-Effective Amendment No. 5 to the Registrant’s registration statement on Form N-1A, which was filed with the Commission on September 16, 2010 (the “Registration Statement”).  The Registration Statement relates to the Stone Harbor Emerging Markets Corporate Debt Fund (the “Fund”), a new series of the Registrant.  For convenience of reference, the Commission Staff’s comments have been summarized before each response.  The changes to the Registrant’s Registration Statement described below will be incorporated in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

As requested, on behalf of the Registrant, we acknowledge that: (i) comments or changes to disclosure in response to comments given by the Staff of the Commission in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the Registrant accepts full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

General

1.

Comment:  If the Registrant plans to use a stand-alone Summary Prospectus for the Fund, please supplementally provide the Summary Prospectus legend for Commission review before making any such Summary Prospectus filing.

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Response:  The Registrant confirms that it does not plan to use a stand-alone Summary Prospectus for the Fund at this time.

Prospectus—Summary Section—Fees and Expenses of the Fund

2.

Comment:   If the Fund invests in shares of other funds, Form N-1A requires an additional line titled “Acquired Fund Fees and Expenses” to be included in the total annual fund operating expenses table.

Response:   The Fund does not currently intend to invest in shares of other funds.

3.

Comment:  Please confirm that the fee waiver arrangement for the Fund will be in place for at least one year from the effective date of the Registration Statement.

Response:  The Fund’s contractual fee waiver arrangement is in effect through September 30, 2012.  This date will be included in the Fund’s 485(b) filing.

Prospectus—Summary Section—Principal Investment Strategies of the Fund

4.

Comment:  Please include a list of all types of derivative instruments that are deemed to be a principal investment strategy of the Fund.

Response:  In response to this comment, the Registrant has revised the applicable disclosure within the “Principal Investment Strategies of the Fund” section to state the following:

“Although the Fund is not limited in the types of derivatives it can use, the Fund currently expects that its derivatives investments will consist primarily of the following instruments and transactions: futures, options, swaps, credit linked notes and credit default swaps.”

5.

Comment   Please confirm that if the Fund writes a credit default swap, the Fund will cover 100% of the notional amount.

Response:   The Registrant confirms that the Fund currently intends to cover 100% of the notional amount of any credit default swaps on individual securities it writes.

6.

Comment:  The Prospectus states that “[t]he Fund may use derivatives to a significant extent.”  Please note the observations made by The Division of Investment Management in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please review these observations and, as necessary, revise your derivatives-related disclosure accordingly.

Response:  In response to this comment, the Registrant has revised its disclosure on derivatives use in the “Principal Investment Strategies of the Fund” section to state the following:

“Emerging Markets Corporate Debt Investments also include derivative instruments used for hedging purposes or to otherwise gain or reduce long or

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short exposure to Emerging Markets Corporate Debt Investments.  For example, the Fund may utilize futures or other derivatives whose return is based on specific Emerging Markets Corporate Debt Investments or indices of such investments.   Although the Fund is not limited in the types of derivatives it can use, the Fund currently expects that its derivatives investments will consist primarily of the following instruments and transactions:  futures, options, swaps, credit linked notes and credit default swaps.  The Fund may use derivatives to a significant extent.”

Corresponding changes have also been made in the Statement of Additional Information.

7.

Comment:  The Fund’s disclosure states that Stone Harbor Investment Partners LP has “broad discretion to identify and invest in countries that it considers to qualify as emerging securities markets.”  The Staff expects that a Fund with “emerging markets” in its title would identify “emerging markets” in a manner consistent with public perception.    Please revise the disclosure accordingly.  For example, will such discretion include only countries included in an independent emerging market index or list?

Response:  In response to this comment, the disclosure has been revised to read as follows:

“The Fund considers ‘emerging market countries’ to include countries identified by the World Bank Group as being ‘low income economies’ or which are included in a J.P. Morgan emerging market bond index.”

Prospectus—Summary Section—Principal Risks of Investing in the Fund

8.

Comment:  If engaging in credit default swaps is a principal investment strategy of the Fund, please include specific risk disclosure relating to the Fund’s investments in these instruments.

Response:  In response to this comment, the following has been added to the “Principal Risks of Investing in the Fund” section of the Prospectus:

“Credit Default Swaps Risk –  Like all swap agreements, credit default swaps are subject to liquidity, credit and counterparty risks.  When the Fund enters into credit default swaps, it is subject both to the risks associated with the underlying reference securities as well as the risks associated with the counterparty.”

Further discussion of the risks of credit default swaps has also been added to the “Additional Information About the Fund – More on the Fund’s Investments and Related Risks” section of the Prospectus.

Prospectus—Summary Section—Purchase and Sale of Fund Shares

9.

Comment:  In the first paragraph of the section titled “Purchase and Sale of Fund Shares,” please replace the word “Shares” at the beginning of the second sentence with “Institutional Class shares.”

Response:  The requested change has been made.

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10.

Comment:  Please disclose any minimum initial and subsequent purchase amounts for Distributor Class shares.

Response:   The requested change has been made.

Statement of Additional Information—Investment Objectives and Policies

11.

Comment:  The Fund’s disclosure states that Stone Harbor Investment Partners LP has “broad discretion to identify and invest in countries that it considers to qualify as emerging securities markets.”  The Staff also notes that the list of emerging market countries contains certain countries (e.g., Hong Kong) that, generally, may not be considered by the public to be emerging markets.  The Staff expects that a Fund with “emerging markets” in its title would identify “emerging markets” in a manner consistent with public perception.    Please revise the disclosure accordingly.  For example, will such discretion include only countries included in an independent emerging market index or list?

Response:  In response to this comment, the description of “Emerging Market Countries” in the Fund’s SAI has been revised to state the following:

“The Fund considers ‘emerging market countries’ to include countries identified by the World Bank Group as being ‘low income economies’ or which are included in a J.P. Morgan emerging market bond index.  As of the date of this SAI, the countries listed below meet one or both of these criteria.  The Fund expects that its investments in Emerging Markets Corporate Debt Investments will be made primarily, but not exclusively, in some or all of the emerging market countries included in the list below.  Countries may be added to or removed from this list at any time.”

The list of emerging market countries has also been updated accordingly.

Statement of Additional Information—Additional Investment Activities and Risks

12.

Comment:  In the seventh paragraph of the sub-section “Mortgage-Related and Other Asset-Backed Securities—Mortgage Pass-Through Securities,” the Fund states the following: “Mortgage-backed securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, are not subject to the Fund’s industry concentration restrictions, set forth below under ‘Investment Limitations,’ by virtue of the exclusion from that test available to all U.S. government securities.  In the case of privately issued mortgage-related securities, the Fund takes the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please revise this disclosure to state that such securities do represent interests in a particular “industry” or “group of industries.”  In addition, please disclose the specific industry or group of industries they represent.

Response:  It is not a principal investment strategy of the Fund to engage in transactions involving mortgage pass-through securities.  Therefore, the Registrant has removed related disclosure from the Prospectus where appropriate, and has removed the disclosure referenced above.  The Registrant respectfully submits that, because mortgage pass-through securities are not a principal investment strategy of the Fund and because disclosure similar to that requested is not provided for other investment types, it is not appropriate to affirmatively state how such securities would be classified.

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In addition to filing this letter via EDGAR, we are also forwarding to you a revised version of the Registrant’s Prospectus and SAI, marked to show changes made in response to the Staff’s comments.

If you have any further questions or comments please do not hesitate to call me at (212) 841-8885.

Best regards,

/s/ Adam D. Rossetti

Adam D. Rossetti

ADR:

Cc:

Adam J. Shapiro, Esq.

John M. Loder, Esq.

Michael G. Doherty, Esq.

Endnotes

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